UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F
APPLICATION FOR DEREGISTRATION
PURSUANT TO SECTION 8(f)
OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT")
AND RULE 8f-1 THEREUNDER

I. GENERAL IDENTIFYING INFORMATION

1. REASON FUND IS APPLYING TO DEREGISTER (CHECK ONLY ONE; FOR DESCRIPTIONS, SEE INSTRUCTION 1 ABOVE):

[X] MERGER

Note: The Applicant, Keystone America Capital Preservation and Income Fund (the "Original Series"), was reorganized within an existing registrant, Keystone Capital Preservation and Income Fund (the "Successor Fund") (File Nos. 811-06278 / 33-38946), through an approval of an Agreement and Plan of Reorganization by shareholders of the Original Series, with all assets and liabilities of the Original Series having been transferred to the Successor Fund.

[ ] LIQUIDATION

[] ABANDONMENT OF REGISTRATION
(NOTE: ABANDONMENTS OF REGISTRATION ANSWER ONLY QUESTIONS 1 THROUGH 15, 24 AND 25 OF THIS FORM AND COMPLETE VERIFICATION AT THE END OF THE FORM.)

[ ] ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY
(NOTE: BUSINESS DEVELOPMENT COMPANIES ANSWER ONLY QUESTIONS 1 THROUGH 10
OF THIS FORM AND COMPLETE VERIFICATION AT THE END OF THE FORM.)

2. NAME OF FUND:

Keystone America Capital Preservation and Income Fund

3. SECURITIES AND EXCHANGE COMMISSION FILE NO.:

811-06237

4. IS THIS AN INITIAL FORM N-8F OR AN AMENDMENT TO A PREVIOUSLY FILED FORM N-8F?

                [X] Initial Application             [ ] Amendment

5. ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (INCLUDE NO. & STREET, CITY, STATE, ZIP CODE):

200 Berkeley Street

Boston, MA 02116

6. NAME, ADDRESS AND TELEPHONE NUMBER OF INDIVIDUAL THE COMMISSION STAFF SHOULD CONTACT WITH ANY QUESTIONS REGARDING THIS FORM:

Regina Brown

Wells Fargo Advantage Funds

200 Berkeley Street, 26th Floor

Boston, MA 02116

617-210-3687

7. NAME, ADDRESS AND TELEPHONE NUMBER OF INDIVIDUAL OR ENTITY RESPONSIBLE FOR MAINTENANCE AND PRESERVATION OF FUND RECORDS IN ACCORDANCE WITH RULES 31A-1 AND 31A-2 UNDER THE ACT [17 CFR 270.31A-1, .31A-2]:

TRUST AGREEMENTS, BYLAWS AND MINUTE BOOKS:

Maureen E. Towle, Esq.

Wells Fargo Advantage Funds

200 Berkeley Street, 26th Floor

Boston, MA 02116

617-210-3682

OTHER FUND RECORDS:

Kasey Phillips/Jeremy DePalma

Wells Fargo Advantage Funds

200 Berkeley Street, 21stoor

Boston, MA 02116

617-210-3372/617-210-3588

NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-2 FOR THE PERIODS SPECIFIED TO THOSE RULES.

 8. CLASSIFICATION OF FUND (CHECK ONLY ONE):

[X] MANAGEMENT COMPANY;
[ ] UNIT INVESTMENT TRUST; OR
[ ] FACE-AMOUNT CERTIFICATE COMPANY.

9. SUBCLASSIFICATION IF THE FUND IS A MANAGEMENT COMPANY (CHECK ONLY ONE):

[X] OPEN-END        [ ] CLOSED-END

10. STATE LAW UNDER WHICH THE FUND WAS ORGANIZED OR FORMED (E.G., DELAWARE, MASSACHUSETTS):

  Massachusetts

11. PROVIDE THE NAME AND ADDRESS OF EACH INVESTMENT ADVISER OF THE FUND (INCLUDING SUB-ADVISERS) DURING THE LAST FIVE YEARS, EVEN IF THE FUND’S CONTRACTS WITH THOSE ADVISERS HAVE BEEN TERMINATED:

Investment Adviser:

Keystone Investment Management Company

200 Berkeley Street

Boston, MA 02116

12. PROVIDE THE NAME AND ADDRESS OF EACH PRINCIPAL UNDERWRITER OF THE FUND DURING THE LAST FIVE YEARS, EVEN IF THE FUND’S CONTRACTS WITH THOSE UNDERWRITERS HAVE BEEN TERMINATED:

Applicant has not made a public offering of its securities in over 15 years and does not propose to make a public offering or engage in business of any kind in the future.

13. IF THE FUND IS A UNIT INVESTMENT TRUST (“UIT”) PROVIDE:

(A) DEPOSITOR’S NAME(S) AND ADDRESS(ES): N/A

(B) TRUSTEE’S NAME(S) AND ADDRESS(ES): N/A

14. IS THERE A UIT REGISTERED UNDER THE ACT THAT SERVED AS A VEHICLE FOR INVESTMENT IN THE FUND (E.G., AN INSURANCE COMPANY SEPARATE ACCOUNT)?

       [ ] Yes       [X] No

IF YES, FOR EACH UIT STATE:

NAME(S):

FILE NO.: 811-______

BUSINESS ADDRESS:

15. (A) DID THE FUND OBTAIN APPROVAL FROM THE BOARD OF DIRECTORS CONCERNING THE DECISION TO ENGAGE IN A MERGER, LIQUIDATION OR ABANDONMENT OF REGISTRATION?

[X] YES       [ ] NO

IF YES, STATE THE DATE ON WHICH THE BOARD VOTE TOOK PLACE:

Upon available information and belief, September 15, 1994.

IF NO, EXPLAIN:

(B) DID THE FUND OBTAIN APPROVAL FROM THE SHAREHOLDERS CONCERNING THE DECISION TO ENGAGE IN A MERGER, LIQUIDATION OR ABANDONMENT OF REGISTRATION?

       [X] YES       [ ] NO

IF YES, STATE THE DATE ON WHICH THE SHAREHOLDER VOTE TOOK PLACE:

December 30, 1994

IF NO, EXPLAIN:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. HAS THE FUND DISTRIBUTED ANY ASSETS TO ITS SHAREHOLDERS IN CONNECTION WITH THE MERGER OR LIQUIDATION?

       [X] YES       [ ] NO

(A) IF YES, LIST THE DATE(S) ON WHICH THE FUND MADE THOSE DISTRIBUTIONS:

On or about December 30, 1994

(B) WERE THE DISTRIBUTIONS MADE ON THE BASIS OF NET ASSETS?

       [X] YES       [ ] NO

(C) WERE THE DISTRIBUTIONS MADE PRO RATA BASED ON SHARE OWNERSHIP?

       [X] YES       [ ] NO

(D) IF NO TO (B) OR (C) ABOVE, DESCRIBE THE METHOD OF DISTRIBUTIONS TO SHAREHOLDERS. FOR MERGERS, PROVIDE THE EXCHANGE RATIO(S) USED AND EXPLAIN HOW IT WAS CALCULATED:

(E) LIQUIDATIONS ONLY:

WERE ANY DISTRIBUTIONS TO SHAREHOLDERS MADE IN KIND?

       [ ] YES       [ ] NO

IF YES, INDICATE THE PERCENTAGE OF FUND SHARES OWNED BY AFFILIATES, OR ANY OTHER AFFILIATION OF SHAREHOLDERS:

17. CLOSED-END FUNDS ONLY:

HAS THE FUND ISSUED SENIOR SECURITIES?

       [ ] YES       [ ] NO        N/A

IF YES, DESCRIBE THE METHOD OF CALCULATING PAYMENTS TO SENIOR SECURITY HOLDERS AND DISTRIBUTIONS TO OTHER SHAREHOLDERS:

18. HAS THE FUND DISTRIBUTED ALL OF ITS ASSETS TO THE FUND’S SHAREHOLDERS?

       [X] YES       [ ] NO

As described above, all of the Applicant's assets were acquired by the Successor Fund in exchange for shares of the Successor Fund and the assumption by the Successor Fund of certain identified liabilities of the Applicant.

IF NO,

(A) HOW MANY SHAREHOLDERS DOES THE FUND HAVE AS OF THE DATE THIS FORM IS FILED?

(B) DESCRIBE THE RELATIONSHIP OF EACH REMAINING SHAREHOLDER TO THE FUND:

19. ARE THERE ANY SHAREHOLDERS WHO HAVE NOT YET RECEIVED DISTRIBUTIONS IN COMPLETE LIQUIDATION OF THEIR INTERESTS?

       [ ] YES       [X] NO

IF YES, DESCRIBE BRIEFLY THE PLANS (IF ANY) FOR DISTRIBUTING TO, OR PRESERVING THE INTERESTS OF, THOSE SHAREHOLDERS:

III. ASSETS AND LIABILITIES

20. DOES THE FUND HAVE ANY ASSETS AS OF THE DATE THIS FORM IS FILED?
(SEE QUESTION 18 ABOVE)

       [ ] Yes       [X] No

IF YES,

(A) DESCRIBE THE TYPE AND AMOUNT OF EACH ASSET RETAINED BY THE FUND AS OF THE DATE THIS FORM IS FILED:

(B) WHY HAS THE FUND RETAINED THE REMAINING ASSETS?

(C) WILL THE REMAINING ASSETS BE INVESTED IN SECURITIES?

       [ ] YES       [ ] NO

21. DOES THE FUND HAVE ANY OUTSTANDING DEBTS (OTHER THAN FACE-AMOUNT CERTIFICATES IF THE FUND IS A FACE-AMOUNT CERTIFICATE COMPANY) OR ANY OTHER LIABILITIES?

       [ ] YES       [X] NO

IF YES,

(A) DESCRIBE THE TYPE AND AMOUNT OF EACH DEBT OR OTHER LIABILITY:

(B) HOW DOES THE FUND INTEND TO PAY THESE OUTSTANDING DEBTS OR OTHER LIABILITIES?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (A) LIST THE EXPENSES INCURRED IN CONNECTION WITH THE MERGER OR LIQUIDATION:

Records are not available.

                (I) LEGAL EXPENSES:

                (II) ACCOUNTING EXPENSES:

                (III) OTHER EXPENSES (LIST AND IDENTIFY SEPARATELY):

                (IV) TOTAL EXPENSES (SUM OF LINES (I)-(III) ABOVE):

(B) HOW WERE THOSE EXPENSES ALLOCATED?

Records are not available.

(C) WHO PAID THOSE EXPENSES?

Records are not available.

(D) HOW DID THE FUND PAY FOR UNAMORTIZED EXPENSES (IF ANY)?

Records are not available.

23. HAS THE FUND PREVIOUSLY FILED AN APPLICATION FOR AN ORDER OF THE COMMISSION REGARDING THE MERGER OR LIQUIDATION?

       [ ] YES       [X] NO

IF YES, CITE THE RELEASE NUMBERS OF THE COMMISSION’S NOTICE AND ORDER OR, IF NO NOTICE OR ORDER HAS BEEN ISSUED, THE FILE NUMBER AND DATE THE APPLICATION WAS FILED:

V. CONCLUSION OF FUND BUSINESS

24. IS THE FUND A PARTY TO ANY LITIGATION OR ADMINISTRATIVE PROCEEDING?

       [ ] YES       [X] NO

IF YES, DESCRIBE THE NATURE OF ANY LITIGATION OR PROCEEDING AND THE POSITION TAKEN BY THE FUND IN THAT LITIGATION:

25. IS THE FUND NOW ENGAGED, OR INTENDING TO ENGAGE, IN ANY BUSINESS ACTIVITIES OTHER THAN THOSE NECESSARY FOR WINDING UP ITS AFFAIRS?

       [ ] YES       [X] NO

IF YES, DESCRIBE THE NATURE AND EXTENT OF THOSE ACTIVITIES:

VI. MERGERS ONLY

26. (A) STATE THE NAME OF THE FUND SURVIVING THE MERGER:

The Applicant merged with Successor Fund, Keystone Capital Preservation and Income Fund, a Massachusetts business trust and open-end management investment company.

(B) STATE THE INVESTMENT COMPANY ACT FILE NUMBER OF THE FUND SURVIVING THE MERGER:

811-06278

(C) IF THE MERGER OR REORGANIZATION AGREEMENT HAS BEEN FILED WITH THE COMMISSION, STATE THE FILE NUMBER(S), FORM TYPE USED AND DATE THE AGREEMENT WAS FILED:

The filings pre-date the requirement for electronic filing, and so were done by paper filing with the Commission in 1994. (Records are not available.)

For reference, included is the following disclosure from a filing on Form 485(a) on December 1, 1995, accession no. 0000950156-95-000854, by the Successor Fund:

“(5.) Fund Reorganization

On December 30, 1994, the Fund acquired the net assets of Keystone America Capital Preservation and Income Fund in exchange for Class A Shares of the Fund pursuant to a plan of reorganization approved by the shareholders of Keystone America Capital Preservation and Income Fund on December 30, 1994. The acquisition was accomplished by a tax-free exchange of 2,506,041 shares of the Fund for the net assets of Keystone America Capital Preservation and Income Fund. The net assets of Keystone America Capital Preservation and Income Fund on that date including $301,751 of unrealized depreciation on investments, were combined with the Fund. The aggregate net assets of the Fund and Keystone America Capital Preservation and Income Fund immediately before the acquisition were $91,920,877 and $23,825,980, respectively. The net assets of the Fund immediately after the acquisition was $115,746,857.”

(D) IF THE MERGER OR REORGANIZATION AGREEMENT HAS NOT BEEN FILED WITH THE COMMISSION, PROVIDE A COPY OF THE AGREEMENT AS AN EXHIBIT TO THIS FORM.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of KEYSTONE AMERICA CAPITAL PRESERVATION AND INCOME FUND (ii) he is a duly authorized officer of such company, and (iii) all actions by shareholders, Trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Michael H. Koonce, Esq.

Signature

Michael H. Koonce, Esq.